SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO

                           TENDER OFFER STATEMENT
                 (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                      SECURITIES EXCHANGE ACT OF 1934)

                               Amendment No.2

                        CHICAGO RIVET & MACHINE CO.
                              (Name of Issuer)

                    CHICAGO RIVET & MACHINE CO. (Issuer)
   (Name of Filing Person (identifying status as Offeror, Issuer or Other
                                  Person))

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                168088-10-2
                   (CUSIP Number of Class of Securities)

                              John C. Osterman
                                 President
                        Chicago Rivet & Machine Co.
                             901 Frontenac Road
                            Naperville, Illinois
                               (630) 357-8500
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                      on Behalf of the Filing Person)

                                  COPY TO:

                       Charles W. Mulaney, Jr., Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700

                         CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                AMOUNT OF FILING FEE
                $5,175,000                              $1,035

____________________
 * Assumes purchase of 225,000 shares of common stock, par value $1.00 per share, at the maximum tender offer price of $23.00 per share.

 (X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid:   $1,035            Filing Party: Chicago Rivet & Machine Co.
      Form or Registration No.: Schedule TO       Date Filed: March 16, 2000

 Check the appropriate boxes below to designate any transactions to which the statement relates:

 ( )  Third-party tender offer subject to Rule 14d-1.   (X)  Issuer tender offer subject to Rule 13e-4.

 ( )  Going-private transaction subject to Rule 13e-3.  ( )  Amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: (X)



      This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the offer by Chicago Rivet & Machine Co., an Illinois corporation, to purchase up to 225,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 22, 1999, between the Issuer and First Chicago Trust Company of New York, as the Rights Agent, at a price not in excess of $23.00 nor less than $20.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed on Schedule TO as Exhibit
 (a)(1)(A) and (a)(1)(B), respectively.

 Item 4.  Terms of the Transaction.

      Item 4 of Schedule TO is hereby amended and supplemented by adding the following language:

      The tender offer expired at 5:00 p.m., New York City time, on April 14, 2000. Chicago Rivet accepted for payment a total of 159,564 shares at a purchase price of $23.00 per share. As of March 15, 2000, Chicago Rivet had issued and outstanding 1,138,096 shares. After completion of the tender offer, Chicago Rivet has 978,532 shares of common stock outstanding.

  Item 11.  Additional Information.

      Item 11 of Schedule TO is hereby amended and supplemented by adding the following language:

      On April 14, 2000, Chicago Rivet issued a press release announcing the preliminary results of the tender offer, a copy of which is filed as Exhibit (a)(5)(C) to this Amendment No. 2 to Schedule TO and is incorporated herein by reference. On April 21, 2000, Chicago Rivet issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit (a)(5)(D) to this Amendment No. 2 to Schedule TO and is incorporated herein by reference.

 ITEM 12.  Exhibits.

       Item 12 of Schedule TO is hereby amended and supplemented by adding Exhibit (a)(5)(C) and Exhibit (a)(5)(D).


 EXHIBIT
 NUMBER         DESCRIPTION
 -------        -----------

 (a)(1)(A)   Offer to Purchase, dated March 16, 2000*
 (a)(1)(B)   Letter of Transmittal*
 (a)(1)(C)   Notice of Guaranteed Delivery*
 (a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 16, 2000*
 (a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 16, 2000*
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
 (a)(2)-(4)  Not applicable
 (a)(5)(A)   Press Release, dated March 16, 2000*
 (a)(5)(B) Letter to shareholders from the Chairman of the Board of the Issuer, dated March 16, 2000*
 (a)(5)(C)   Press Release, dated April 14, 2000
 (a)(5)(D)   Press Release, dated April 21, 2000
 (b)         Bank of America, N.A. Commitment Letter, dated March 14, 2000*
 (d)         Not applicable
 (g)         Not applicable
 (h)         Not applicable

 ____________________________________
 * Filed on Schedule TO



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CHICAGO RIVET & MACHINE CO.


                                    By: /s/ John C. Osterman
                                        ---------------------------
                                      Name:  John C. Osterman
                                      Title: President


 Date:  April 21, 2000



                               EXHIBIT INDEX

 EXHIBIT
 NUMBER         DESCRIPTION
 -------        -----------

 (a)(1)(A)   Offer to Purchase, dated March 16, 2000*
 (a)(1)(B)   Letter of Transmittal*
 (a)(1)(C)   Notice of Guaranteed Delivery*
 (a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 16, 2000*
 (a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 16, 2000*
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
 (a)(2)-(4)  Not applicable
 (a)(5)(A)   Press Release, dated March 16, 2000*
 (a)(5)(B) Letter to shareholders from the Chairman of the Board of the Issuer, dated March 16, 2000*
 (a)(5)(C)   Press Release, dated April 14, 2000
 (a)(5)(D)   Press Release, dated April 21, 2000
 (b)         Bank of America, N.A. Commitment Letter, dated March 14, 2000*
 (d)         Not applicable
 (g)         Not applicable
 (h)         Not applicable

 ____________________________________
 * Filed on Schedule TO